UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 333-170603

YOUKU.COM INC.

11/F, SinoSteel Plaza, 8 Haidian Street

Beijing 100080, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUKU.COM INC.

By :	/s/ Dele Liu
Name :	Dele Liu
Title :	Chief Financial Officer & Senior Vice President

Date: May 5, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding unaudited financial results of the first quarter of 2011 of Youku.com Inc.

99.2	Press release announcing proposed follow-on offering by Youku.com Inc.

Exhibit 99.1

Youku.com Announces Unaudited First Quarter 2011 Financial Results

Net Revenues Increased by 163% Year-over-Year as Monthly Unique Visitors Continued to Grow

BEIJING, China, May 6, 2011 — Youku.com Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights1

•	Net revenues were RMB128.0 million (US$19.5 million), a 163% increase from the corresponding period in 2010.[2]

•	Gross profit was RMB14.0 million (US$2.1 million), compared to a gross loss of RMB18.3 million (US$2.8 million) for the corresponding period in 2010.

•	Net loss was RMB46.9 million (US$7.1 million), an 8% decrease relative to the corresponding period in 2010.

•

Adjusted EBITDA loss (non-GAAP financial measure) was RMB29.9 million (US$4.6 million), compared to an adjusted EBITDA loss of RMB37.0 million (US$5.6 million) for the corresponding period in 2010, or a 19% improvement relative to the corresponding period in 2010.

“Our monthly unique visitors from homes and offices reached 231 million in March 2011, an increase of 22 million from December 2010, while our monthly unique visitors from Internet cafés exceeded 50 million in February 2011, according to iResearch. We continue to strengthen our leadership position in the Internet television space in China,” said Victor Koo, Chairman and Chief Executive Officer.

“We are also excited to see growing user traffic coming from tablet and mobile phones, which reinforces our commitment to be the primary source of video content across all Internet-enabled devices. Our significant and timely investments in tablets and 3G applications continue to pay off. With respect to our content, we have achieved record viewership of television series and continue to increase the monetization of inventory associated with our in-house productions.” Mr. Koo added.

Dele Liu, Senior Vice President and Chief Financial Officer commented, “I am pleased to report a solid quarter of top line growth. We continue to experience ongoing revenue momentum in our business as online video advertising becomes increasingly mainstream. For the rest of 2011, we will remain focused on improving our user experience and investing aggressively in content, technology, product innovation and brand to capitalize on the growing market opportunity in front of us.”

First Quarter 2011 Results

Net revenues were RMB128.0 million (US$19.5 million) in the first quarter of 2011, representing a 163% increase from the corresponding period in 2010 and exceeding the high end of the Company’s guidance by 22%. The significant increase in net revenues was mainly due to the strong performance of brand advertising revenues, which amounted to RMB119.8 million (US$18.3 million) in the first quarter of 2011, representing a 165% increase from the corresponding period in 2010. This growth was primarily attributable to the increased number of advertisers and increased average revenue per advertiser.

[1]

The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.5483 to US$1.00, the effective noon buying rate as of March 31, 2011 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

The Company’s net revenues are presented net of commissions earned by third-party advertising agencies, which amounted to RMB24.7 million (US$3.8 million) in the first quarter of 2011 and RMB9.8 million (US$1.5 million) in the corresponding period in 2010.

Bandwidth costs as a component of cost of revenues were RMB56.3 million (US$8.6 million) in the first quarter of 2011, representing 44% of net revenues, down from 90% in the corresponding period in 2010.

Content costs as a component of cost of revenues were RMB36.1 million (US$5.5 million), representing 28% of net revenues, compared to 17% in the corresponding period in 2010. We have changed our accounting estimate regarding the pattern of the benefits that we derive from our licensed content, resulting in amortization of costs on an accelerated basis. Of the RMB36.1 million (US$5.5 million) content costs, RMB28.2 million (US$4.3 million), or 22% of net revenues, was incurred in the first quarter of 2011 using the newly adopted accelerated method and RMB7.9 million (US$1.2 million), or 6% of net revenues, relates to the adjustment to the accumulated amortization of licensed content acquired prior to 2011 using the accelerated method instead of straight-line method. If the Company had continued using a straight-line amortization method for content costs, RMB24.6 million (US$3.8 million), or 19% of net revenues, would have been recorded in the first quarter of 2011. Prior to 2011, our licensed content was amortized using a straight-line method over the estimated useful life, which was generally the license period. The change of estimate was effective in the first quarter of 2011 and will be applied prospectively.

Gross profit was RMB14.0 million (US$2.1 million) in the first quarter of 2011, compared to a gross loss of RMB18.3 million (US$2.8 million) for the corresponding period in 2010. The significant increase in gross profit was mainly due to increased revenues from brand advertising services and partially offset by an increased cost of revenues as described in the preceding paragraphs pertaining to bandwidth and content costs.

Operating expenses were RMB59.8 million (US$9.1 million) in the first quarter of 2011, an increase of 93% compared to RMB31.0 million (US$ 4.7 million) in the corresponding period in 2010. The increase was primarily due to increases in all of the operating expense line items as a result of the substantial growth of our business.

Operating loss was RMB45.8 million (US$7.0 million) in the first quarter of 2011, representing a 7% decrease relative to the corresponding period in 2010. The improvement was mainly due to the significant increase in gross profit as noted above.

Net loss was RMB46.9 million (US$7.1 million) in the first quarter of 2011, representing an 8% decrease relative to the corresponding period in 2010. Basic and diluted loss per ADS, each ADS representing 18 of our Class A ordinary shares, for the first quarter of 2011 amounted to RMB0.45 (US$0.07) and RMB0.45 (US$0.07), respectively.

Adjusted net loss (non-GAAP financial measure), which is herein defined as net loss excluding share-based compensation expenses and change in fair value of warrant liability, was RMB41.5 million (US$6.3 million) in the first quarter of 2011, or a decrease of 15% relative to corresponding period in 2010.

Adjusted EBITDA loss (non-GAAP financial measure), which is herein defined as net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for change in fair value of warrant liability, share-based compensation expenses and other non-operating items, was RMB29.9 million (US$4.6 million) for the first quarter of 2011, or a decrease of 19% relative to the corresponding period in 2010.

Business Outlook

For the second quarter of 2011, the Company expects year-on-year growth in net revenues of 125% to 135%. This forecast reflects Youku’s current and preliminary view, which is subject to change.

Conference Call Information

Youku’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on May 5, 2011 (9:00 a.m. Beijing/Hong Kong Time on May 6, 2011).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: 1-800-901-5217

US Toll / International Dial In: 1-617-786-2964

China Toll: 86-400-881-1629/30

China (Telecom) Toll Free: 10-800-130-0399/120-2655

Hong Kong Toll / International Dial In: 852-3002-1672

A replay of the call will be available by dialing 1-888-286-8010 (international 1-617-801-6888), and entering passcode 35773540#. The replay will be available through May 13, 2011.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku's corporate website at http://ir.youku.com

About Youku

Youku.com Inc. is China’s leading Internet television company. Our Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of our Class A ordinary shares, are traded on NYSE under the symbol “YOKU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku's strategic and operational plans, contain forward-looking statements. Youku may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: adjusted net loss and adjusted EBITDA loss. We define adjusted net loss as net loss excluding share-based compensation expenses and change in fair value of warrant liability. We define adjusted EBITDA loss as net income or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for change in fair value of warrant liability, share-based compensation expenses and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Investor Relations:

Ryan Cheung

Corporate Finance Director

Youku.com Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

Caroline Straathof

IR Inside

Tel: (+31) 6-54624301

Email: caroline.straathof@irinside.com

Media Relations:

Jean Shao

Director, International Public Relations

Youku.com Inc.

Tel: (+8610) 5885-1881 x7128

Email: shaodan@youku.com

YOUKU.COM INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	December 31, 2010	March 31, 2011	March 31, 2011
	RMB	RMB (Unaudited)	US$ (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	1,811,423	1,659,865	253,480
Short-term investments	—	65,418	9,990
Accounts receivable, net	216,245	192,252	29,359
Intangible assets	10,230	13,571	2,072
Prepayments and other assets	25,187	16,972	2,592

Total current assets	2,063,085	1,948,078	297,493

Non-current assets:
Property and equipment, net	64,177	63,400	9,682
Intangible assets	57,550	70,691	10,795
Capitalized content production costs	—	123	19
Prepayments and other assets	5,356	5,833	891

Total non-current assets	127,083	140,047	21,387

TOTAL ASSETS	2,190,168	2,088,125	318,880

LIABIILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	35,641	38,328	5,853
Advances from customers	1,304	2,179	333
Accrued expenses and other liabilities	201,100	160,861	24,565
Current portion of long-term debt	22,180	16,366	2,499

Total current liabilities	260,225	217,734	33,250

Non-current liabilities:
Long-term debt	18,455	15,825	2,417

Total non-current liabilities	18,455	15,825	2,417

Total liabilities	278,680	233,559	35,667

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 1,235,762,004 and 1,236,605,293 issued and outstanding as of December 31, 2010 and March 31, 2011, respectively)	82	82	13
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,761,207 issued and outstanding as of December 31, 2010 and March 31, 2011)	49	49	7
Additional paid-in capital	2,625,250	2,630,624	401,726
Accumulated deficit	(699,540)	(746,456)	(113,992)
Accumulated other comprehensive loss	(14,353)	(29,733)	(4,541)

Total shareholders’ equity	1,911,488	1,854,566	283,213

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,190,168	2,088,125	318,880

YOUKU.COM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended,
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	March 31, 2010	December 31, 2010	March 31, 2011	March 31, 2011
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net revenues	48,613	152,474	127,991	19,546

Cost of revenues (Note 1)	(66,927)	(102,111)	(113,971)	(17,405)

Gross (loss) profit	(18,314)	50,363	14,020	2,141

Operating expenses:
Product development	(5,734)	(10,027)	(10,594)	(1,618)
Sales and marketing	(20,202)	(38,711)	(36,669)	(5,600)
General and administrative	(5,096)	(10,241)	(12,574)	(1,920)

Total operating expenses	(31,032)	(58,979)	(59,837)	(9,138)

Loss from operations	(49,346)	(8,616)	(45,817)	(6,997)

Interest income	219	102	1,056	161
Interest expenses	(1,403)	(2,477)	(2,155)	(329)
Change in fair value of warrant liability	(748)	(26,736)	—	—
Other, net	77	4	—	—

Loss before income taxes	(51,201)	(37,723)	(46,916)	(7,165)
Income taxes	—	—	—	—

Net loss	(51,201)	(37,723)	(46,916)	(7,165)

Net loss per share, basic and diluted	(0.14)	(0.05)	(0.02)	*
Net loss per ADS, basic and diluted	(2.52)	(0.89)	(0.45)	(0.07)
Shares used in computation, basic and diluted	365,632,081	765,083,372	1,896,366,500	1,896,366,500
ADS used in computation, basic and diluted	20,312,893	42,504,632	105,353,694	105,353,694

*	represents per share amount which is less than (0.01)

The accompanying notes are an integral part of the press release

Note 1. Cost of Revenues

	For the Three Months Ended,
	March 31, 2010	December 31, 2010	March 31, 2011	March 31, 2011
(Amounts in thousands)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Cost of revenues:
Business tax and surcharges	(5,066)	(15,231)	(12,392)	(1,892)
Bandwidth costs	(43,798)	(51,685)	(56,325)	(8,602)
Depreciation of servers and other equipment	(9,742)	(8,950)	(9,112)	(1,392)
Content costs	(8,321)	(26,245)	(36,142)	(5,519)

Total Cost of Revenues	(66,927)	(102,111)	(113,971)	(17,405)

Reconciliations of Non-GAAP results of operation measures to the nearest comparable GAAP financial measures (*) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Adjusted Net Loss

	For the Three Months Ended,
	March 31, 2010	December 31, 2010	March 31, 2011	March 31, 2011
	RMB	RMB	RMB	US$
Net loss	(51,201)	(37,723)	(46,916)	(7,165)
Add back: share-based compensation	1,864	4,615	5,374	821
Add back: change in warrant liability	748	26,736	—	—

Adjusted net loss	(48,589)	(6,372)	(41,542)	(6,344)

2. Adjusted EBITDA Loss

	For the Three Months Ended,
	March 31, 2010	December 31, 2010	March 31, 2011	March 31, 2011
	RMB	RMB	RMB	US$
Net loss	(51,201)	(37,723)	(46,916)	(7,165)
Add back:
Depreciation and amortization (excluding amortization of licensed content)**	10,508	10,423	10,540	1,610
Interest income	(219)	(102)	(1,056)	(161)
Interest expenses	1,403	2,477	2,155	329
Income taxes	—	—	—	—

EBITDA Loss	(39,509)	(24,925)	(35,277)	(5,387)

Adjustments:
Share-based compensation	1,864	4,615	5,374	821
Change in fair value of warrant liability	748	26,736	—	—
Others, net	(77)	(4)	—	—

Adjusted EBITDA Loss	(36,974)	6,422	(29,903)	(4,566)

*	For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.
**	The amortization expense was related to the advertising license acquired in April 2010. The amortization of licensed content was not included in the Non-GAAP financial measures we disclosed in the registration statement on Form F-1, as amended (333-170603), filed with the SEC.

Exhibit 99.2

Youku Announces Its Intention to File a Registration Statement

with the Securities and Exchange Commission Relating to an

Offering of Its ADSs by Youku and Certain of its Pre-IPO Investors

BEIJING / May 6th, 2011 — Youku.com Inc. (NYSE: YOKU) today announced it intends to file a registration statement with the United States Securities and Exchange Commission (the “SEC”) on or about May 5, 2011 (U.S. Eastern Time) relating to a proposed offering of its American depositary shares (“ADSs”) by Youku and certain of its pre-IPO investors. The amount and timing of the proposed offering are subject to market conditions and other factors.

The majority of the offering will likely be primary shares to be issued by Youku with the rest being secondary shares to be sold by certain pre-IPO investors. The purpose of the offering is to provide additional capital to Youku for investments in technology, infrastructure and product development efforts, video content acquisition, expansion of sales and marketing efforts, and general corporate purposes, including working capital needs and potential strategic acquisitions or investments. The offering will also provide for greater liquidity of the ADSs in the market by increasing the public float as well as providing an opportunity for certain pre-IPO investors to obtain liquidity on part of their holdings in Youku in an organized fashion. Youku will not receive any proceeds from the sale of the ADSs by the selling shareholders. The number of ADSs to be issued and sold by Youku and the selling shareholders will be determined at an appropriate later date and will be reflected in an amendment to the registration statement to be filed with the SEC. Each ADS represents 18 of Youku’s Class A ordinary shares.

A registration statement relating to these securities has not been filed with the SEC and, if filed, will not immediately become effective. The ADSs may not be sold, nor may offers to buy be accepted, prior to the time the registration statement relating to the proposed offering becomes effective.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Youku may also make written or oral forward-looking statements in its filings with the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our registration statement on Form F-1 to be filed with the SEC, as amended from time to time. All information provided in this press release and in the attachments is as of the date of this press release, and Youku does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations:

Ryan Cheung

Corporate Finance Director

Youku.com Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com; or

Caroline Straathof

IR Inside

Tel: (+31) 6-54624301

Email: caroline.straathof@irinside.com